UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

__________________

FORM SD

Specialized Disclosure Report

STRATTEC SECURITY CORPORATION
(Exact name of registrant as specified in charter)

Wisconsin	0-25150	39-1804239
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer I.D. Number)

3333 West Good Hope Road Milwaukee, WI	53209
(Address of Principal Executive Offices)	(Zip Code)

Patrick J. Hansen	(414) 247-3333
(Name and telephone number; including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒   Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 – Conflict Minerals Disclosure

Item 1.01  Conflict Minerals Disclosure and Report.

(a)           With respect to calendar year 2013, STRATTEC SECURITY CORPORATION ("Strattec") has determined that tantalum, tin, tungsten and gold (collectively "Conflict Minerals") are necessary to the functionality or production of certain of its products (such Conflict Minerals are referred to as "necessary Conflict Minerals").

        (b)           Strattec commenced conducting a reasonable country of origin inquiry in calendar year 2013 regarding the necessary Conflict Minerals present in its products.  That reasonable country of origin inquiry is designed to determine whether those necessary Conflict Minerals present in Strattec products originated in the Democratic Republic of the Congo or an adjoining country (collectively, the "Covered Countries") or came from recycled or scrap sources.

            (c)           Strattec has begun conducting due diligence regarding the source and chain of custody of its Conflict Minerals through utilization of a nationally recognized due diligence framework, as more particularly described in the Strattec Conflict Minerals Report filed as Exhibit 1.02.  Based upon the reasonable country of origin inquiry conducted to date and after exercising the due diligence steps conducted to date and described in the attached report, Strattec is unable to reasonably conclude that the necessary Conflict Minerals present in its products did not originate in the Covered Countries or that they were entirely from recycled or scrap sources.  Consequently, Strattec has filed this Form SD and the Conflict Minerals Report filed as Exhibit 1.02 hereto.

Item 1.02  Exhibit.

Strattec's Conflict Minerals Report is filed as Exhibit 1.02 and is also available on its website at www.strattec.com under the "investor relations" tab.

Section 2 – Exhibits

Item 2.01  Exhibits.

Exhibit 1.02 – Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

STRATTEC SECURITY CORPORATION
Date:  June 2, 2014
By: /s/ Patrick J. Hansen
       Patrick J. Hansen, Senior Vice President and
       Chief Financial Officer